

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

November 29, 2006

Mr. Gary Cope
President and Chief Executive Officer
Orko Silver Corp.
2610-1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2

> **RE: Orko Silver Corp.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed November 20, 2006**
> **File No. 0-51923**

Dear Mr. Cope:

We have reviewed your filing and response letter dated November 20, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A2 Filed November 20, 2006

General

1.   Please number all the pages in your next amendment to Form 20-F filed on Edgar.

Financial Statements

Note 5 – Mineral Properties

2.   We note that you revised your disclosures in section 4.D Property, Plant and Equipment, under Item 4 – Information on the Company, in response to prior comment 1; however, you have not revised the corresponding disclosure under this heading. Please revise your disclosure in Note 5, and elsewhere in the filing where you make reference to these properties, to update the discussions of your

property ownership interests and work status to date to provide for a comprehensive understanding of your involvement.

Note 10 – Differences Between Generally Accepted Accounting Principles in Canada and the United States

3.   We note that in response to prior comment 4, you added disclosure discussing the differences in accounting for mineral properties under Canadian and U.S. GAAP, and concluding that there are no reconciling differences. Please expand your disclosure to discuss the reasons for your conclusion, given that your accounting for mineral properties under Canadian GAAP, based on your disclosure, appears to be different from U.S. GAAP. Additionally, as requested in prior comment 4, address how you view your value beyond proven and probable reserves in conducting your impairment testing, taking into consideration the guidance provided in EITF 04-3. Similarly revise your disclosures in Item 5 – Operating and Financial Review and Prospects – U.S. GAAP Reconciliation, and in Note 6 of your interim financial statements.

Please revise your disclosure under this heading, and within your U.S. GAAP narrative in Operating and Financial Review and Prospects, to explain why your adjustment amount for stock-based compensation is the same under both your deficit and net loss reconciliations for fiscal year 2005, even though you also had adjustment for stock-based compensation in your net loss reconciliation for fiscal 2004.

Financial Statements – Interim

Statements of Operations and Deficit

4.   We note that in response to prior comment 5, you filled in your deficit amounts at the beginning and end of period in the "Three months ended April 30" columns. However, we note that the sum of your beginning deficit and net loss for the three months ended April 30, 2006 and 2005 did not equal your ending deficit. Please remedy these discrepancies.

Note 6 - Differences Between Generally Accepted Accounting Principles in Canada and the United States

5.   We note that in response to prior comment 6, you added reconciling information addressing net loss differences for the six months ended April 30, 2006 and 2005 and for the three years ended October 31, 2005. Please expand your disclosure to add reconciling information addressing net loss differences for the three months ended April 30, 2006 and 2005 to comply with the guidance in Item 17(c)(2)(i) of Form 20-F, and label each of your four interim period columns.

Closing Comments

We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
         K. Hiller
         G. Schuler
         J. Wynn

         <u>via facsimile</u>
         Mr. Ross Wilmot
         (604) 684-4601